SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                 SCHEDULE 13D/A
                                 (Rule 13d-101)

                                 Amendment No. 6
             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                   Fortune Diversified Industries, Inc. (FDVI)
                                (Name of Issuer)

                          Common Stock, par value $0.01
                         (Title of Class of Securities)

                                   34963X 10 1
                                 (CUSIP Number)

                             Richard S. Pitts, Esq.
                       Drewry Simmons Pitts & Vornehm, LLP
                       8888 Keystone Crossing, Suite 1200
                           Indianapolis, Indiana 46240
                                 (317) 580-4848
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  July 3, 2003
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

                               (Page 1 of 11 Pages)

CUSIP No.   34963X 10 1                  13D                Page  2 of 11 Pages
--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSONS

     John F. Fisbeck (along with Carter M. Fortune, Robert J. Kingston, Norman
     G. Wolcott, Jr., and Norman G. Wolcott, Jr. and Norman G. Wolcott, Sr., as co-trustees of the Norman G. Wolcott, Sr. and Lucile H. Wolcott revocable trust of 1995)
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  [X]
                                                                        (b)  [ ]
--------------------------------------------------------------------------------
3.   SEC USE ONLY
--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS:  N/A
--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                          [ ]
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION:   U.S.A.
--------------------------------------------------------------------------------
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

        7.     SOLE  VOTING  POWER:
               As of July 3, 2003, Mr. Fisbeck owns 18,087,023 shares over which he has sole voting power; however, as a member of a group he will be deemed to beneficially own 80,395,060.
--------------------------------------------------------------------------------
        8.     SHARED VOTING POWER:
               0
--------------------------------------------------------------------------------
        9.     SOLE DISPOSITIVE POWER:
               As of July 3, 2003, Mr. Fisbeck owns 18,087,023 shares over which he has sole voting power; however, as a member of a group he will be deemed to beneficially own 80,395,060.
--------------------------------------------------------------------------------
        10.    SHARED DISPOSITIVE POWER:
               0
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     As of July 3, 2003, Messrs. Fisbeck, Fortune, Kingston, Wolcott, Jr. (individually) and Wolcott, Jr. and Wolcott, Sr. (as co-trustees) are deemed to beneficially own an aggregate 80,395,060 shares of FDVI's Common Stock.
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [ ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
     85.83%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON:
     IN
--------------------------------------------------------------------------------

CUSIP No.    34963X 10 1                13D                Page  3 of 11 Pages
--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSONS
     Carter M. Fortune (along with John F. Fisbeck, Robert J. Kingston, Norman
     G. Wolcott, Jr. and Norman G. Wolcott, Jr. and Norman G. Wolcott, Sr., as co-trustees of the Norman G. Wolcott, Sr. and Lucile H. Wolcott revocable trust of 1995)
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  [X]
                                                                        (b)  [ ]
--------------------------------------------------------------------------------
3.   SEC USE ONLY
--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS:  N/A
--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                          [ ]
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION:   U.S.A.
--------------------------------------------------------------------------------
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

        7.     SOLE VOTING POWER:
               As of July 3, 2003, Mr. Fortune owns 42,016,793 shares over which he has sole voting power; however, as a member of a group he will be deemed to beneficially own 80,395,060.
--------------------------------------------------------------------------------
        8.     SHARED VOTING POWER:
               0
--------------------------------------------------------------------------------
        9.     SOLE DISPOSITIVE POWER:
               As of July 3, 2003, Mr. Fortune owns 42,016,793 shares over which he has sole dispositive power; however, as a member of a group he will be deemed to beneficially own 80,395,060.
--------------------------------------------------------------------------------
        10.    SHARED DISPOSITIVE POWER:
               0
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     As of July 3, 2003, Messrs. Fisbeck, Fortune, Kingston, Wolcott, Jr. (individually) and Wolcott, Jr. and Wolcott, Sr. (as co-trustees) are deemed to beneficially own an aggregate 80,395,060 shares of FDVI's Common Stock.
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [ ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     85.83%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON
     IN
--------------------------------------------------------------------------------

CUSIP No.    34963X 10 1                13D                Page  4 of 11 Pages
--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSONS
     Robert J. Kingston (along with John F. Fisbeck, Carter M. Fortune, Norman
     G. Wolcott, Jr., and Norman G. Wolcott, Jr. and Norman G. Wolcott, Sr., as co-trustees of the Norman G. Wolcott, Sr. and Lucile H. Wolcott revocable trust of 1995)
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  [X]
                                                                        (b)  [ ]
--------------------------------------------------------------------------------
3.   SEC USE ONLY
--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS:  N/A
--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                          [ ]
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION:   U.S.A.
--------------------------------------------------------------------------------
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

        7.     SOLE VOTING POWER:
               As of July 3, 2003, Mr. Kingston owns 7,900,000 shares over which he has sole voting power; however, as a member of a group he will be deemed to beneficially own 80,395,060.
--------------------------------------------------------------------------------
        8.     SHARED VOTING POWER:
               0
--------------------------------------------------------------------------------
        9.     SOLE DISPOSITIVE POWER:
               As of July 3, 2003, Mr. Kingston owns 7,900,000 shares over which he has sole dispositive power; however, as a member of a group he will be deemed to beneficially own 80,395,060.
--------------------------------------------------------------------------------
        10.    SHARED DISPOSITIVE POWER:
               0
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     As of July 3, 2003, Messrs. Fisbeck, Fortune, Kingston, Wolcott, Jr. (individually) and Wolcott, Jr. and Wolcott, Sr. (as co-trustees) are deemed to beneficially own an aggregate 80,395,060 shares of FDVI's Common Stock.
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [ ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     85.83%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON
     IN
--------------------------------------------------------------------------------

CUSIP No.    34963X 10 1                13D                Page  5 of 11 Pages
--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSONS
     Norman G. Wolcott, Jr. (along with John F. Fisbeck, Carter M. Fortune, Robert J. Kingston and Norman G. Wolcott, Jr. and Norman G. Wolcott, Sr., as co-trustees of the Norman G. Wolcott, Sr. and Lucile H. Wolcott revocable trust of 1995)
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  [X]
                                                                        (b)  [ ]
--------------------------------------------------------------------------------
3.   SEC USE ONLY
--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS:  SC
--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                          [ ]
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION:   U.S.A.
--------------------------------------------------------------------------------
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

        7.     SOLE VOTING POWER:
               As of July 3, 2003, Mr. Wolcott, Jr. owns 7,266,084 shares over which he has sole voting power; however, as a member of a group he will be deemed to beneficially own 80,395,060.
--------------------------------------------------------------------------------
        8.     SHARED VOTING POWER:
               0
--------------------------------------------------------------------------------
        9.     SOLE DISPOSITIVE POWER:
               As of July 3, 2003, Mr. Wolcott, Jr. owns 7,266,084 shares over which he has sole dispositive power; however, as a member of a group he will be deemed to beneficially own 80,395,060.
--------------------------------------------------------------------------------
        10.    SHARED DISPOSITIVE POWER:
               0
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     As of July 3, 2003, Messrs. Fisbeck, Fortune, Kingston, Wolcott, Jr. (individually) and Wolcott, Jr. and Wolcott, Sr. (as co-trustees) are deemed to beneficially own an aggregate 80,395,060 shares of FDVI's Common Stock.
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [ ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     85.83%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON
     IN
--------------------------------------------------------------------------------

CUSIP No.    34963X 10 1                13D                Page  6 of 11 Pages
--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSONS
     Norman G. Wolcott, Jr. and Norman G. Wolcott, Sr., as co-trustees of the Norman G. Wolcott, Sr. and Lucile H. Wolcott revocable trust of 1995 (along with John F. Fisbeck, Carter M. Fortune, Robert J. Kingston and Norman G. Wolcott, Jr.)
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  [X]
                                                                        (b)  [ ]
--------------------------------------------------------------------------------
3.   SEC USE ONLY
--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS:  SC
--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                          [ ]
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION:   U.S.A.
--------------------------------------------------------------------------------
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

        7.     SOLE VOTING POWER:
               As of July 3, 2003, Co-Trustees own 5,125,160 shares over which Co-Trustees have sole voting power; however, as a member of a group Co-Trustees will be deemed to beneficially own 80,395,060.
--------------------------------------------------------------------------------
        8.     SHARED VOTING POWER:
               0
--------------------------------------------------------------------------------
        9.     SOLE DISPOSITIVE POWER:
               As of July 3, 2003, Co-Trustees own 5,125,160 shares over which Co-Trustees have sole dispositive power; however, as a member of a group Co-Trustees will be deemed to beneficially own 80,395,060.
--------------------------------------------------------------------------------
        10.    SHARED DISPOSITIVE POWER:
               0
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     As of July 3, 2003, Messrs. Fisbeck, Fortune, Kingston, Wolcott, Jr. (individually) and Wolcott, Jr. and Wolcott, Sr. (as co-trustees) are deemed to beneficially own an aggregate 80,395,060 shares of FDVI's Common Stock.
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [ ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     85.83%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON
     IN
--------------------------------------------------------------------------------

Item 1. Security and Issuer.

This Amendment No. 6 amends Items 2, 3, 4, 5(a)-(b) and (c) and 6 of Statement on Schedule 13D dated August 7, 2000, as amended on September 1, 2000, July 9, 2001, July 13, 2001, August 27, 2001, and August 15, 2002 ("Schedule 13D"),
previously filed by David B. McLane, John F. Fisbeck and Carter M. Fortune relating to shares of Common Stock, $0.01 par value per share ("Common Stock"), of Fortune Diversified Industries, Inc., a Delaware corporation ("FDVI") formerly known as WOW Entertainment, Inc., ("WOWI"), which was formerly known as American Gaming & Entertainment, Ltd. ("AGEL"), with principal offices located at 6809 Corporate Drive, Indianapolis, Indiana 46278. Mr. McLane is no longer a member of the group. Mr. Kingston was added to the group in August, 2002. This amendment is being filed by Norman G. Wolcott, Jr., and Norman G. Wolcott, Jr. and Norman G. Wolcott, Sr., as co-trustees of the Norman G. Wolcott, Sr. and Lucile H. Wolcott revocable trust of 1995 along with John F. Fisbeck, Carter M. Fortune, and Robert J. Kingston as the members of the group.

Item 2.  Identity and Background.

    (a)-(c)  This  Schedule 13D is being filed by:

Norman G. Wolcott, Jr., and Norman G. Wolcott, Jr. and Norman G. Wolcott, Sr., as co-trustees of the Norman G. Wolcott, Sr. and Lucile H. Wolcott revocable trust of 1995 ("Trustees") (along with John F. Fisbeck, Carter M. Fortune, and Robert J. Kingston), whose principal place of business is 6809 Corporate Drive, Indianapolis, Indiana, 46278. Norman G. Wolcott, Jr. is currently employed as Chairman of Nor-Cote International, Inc.

(d)-(e) During the last five years, neither Norman G. Wolcott, Jr. nor Norman G. Wolcott, Sr. has been: (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f) Norman G. Wolcott, Jr. and Norman G. Wolcott, Sr. are citizens of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration.

The transaction involved a Stock Exchange Agreement, described below in Item 4.

Item 4. Purpose of the Transaction.

Norman G. Wolcott, Jr. acquired 7,266,084 restricted shares of FDVI's common stock as a part of a transaction pursuant to the terms of a Stock Exchange Agreement by and among Nor-Cote International, Inc., an Illinois corporation, and its subsidiaries; Norman G. Wolcott, Jr., individually; Norman G. Wolcott, Jr. and Norman G. Wolcott, Sr., as co-trustees of the Norman G. Wolcott, Sr. and Lucile H. Wolcott Revocable Trust of 1995; First Bankers Trust Company, as trustee under the Trust Agreement for the Nor-Cote International, Inc. Employee Stock Ownership Plan Trust; and the Registrant. A copy of the Stock Exchange Agreement was filed as an Exhibit to Registrant's Form 8-K filing of July 17, 2003, and is incorporated by reference herein.

Norman G. Wolcott, Jr. acquired the shares, in part, in exchange for Norman G. Wolcott, Jr.'s shares of Nor-Cote International, Inc. Norman G. Wolcott, Jr. will continue as Chairman of Nor-Cote International, Inc., under the terms of an employment agreement, a copy of which was filed as an Exhibit to Registrant's Form 8-K filing of July 17, 2003, and which is incorporated by reference herein.

The Trustees acquired 5,125,160 restricted shares of FDVI's common stock as a part of a transaction pursuant to the terms of a Stock Exchange Agreement by and among Nor-Cote International, Inc., an Illinois corporation, and its subsidiaries; Norman G. Wolcott, Jr., individually; Norman G. Wolcott, Jr. and Norman G. Wolcott, Sr., as co-trustees of the Norman G. Wolcott, Sr. and Lucile
H. Wolcott Revocable Trust of 1995; First Bankers Trust Company, as trustee under the Trust Agreement for the Nor-Cote International, Inc. Employee Stock Ownership Plan Trust; and the Registrant. The Trustees acquired the shares, in part, in exchange for the Trustees' shares of Nor-Cote International, Inc.

Item 5. Interest in Securities of the Issuer.

(a)-(b) Messrs. Fisbeck, Fortune, Kingston, Wolcott, Jr. (individually) and Wolcott, Jr. and Wolcott, Sr. (as co-trustees) are as members of a group deemed to beneficially own 80,395,060 shares of FDVI common stock representing 85.83% of the outstanding common stock of FDVI. Individually, each person has sole dispositive and voting power over the following shares of common stock: John F. Fisbeck, 18,087,023 (or 19.31%), Carter M. Fortune, 42,016,793 (or 44.86%),
Robert J. Kingston, 7,900,000 (or 8.43%), Norman G. Wolcott, Jr., individually, 7,266,084 (or 7.76%), and Norman G. Wolcott, Jr. and Norman G. Wolcott, Sr., as Co-Trustees, 5,125,160 (or 5.47%).

(c) Except as described under Items 3, 4 and 6 and as set out in this Item 5, to the best of knowledge of Messrs. Fisbeck, Fortune, and Kingston, Wolcott, Jr., and Trustees, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between Messrs. Fisbeck, Fortune, Kingston, Wolcott, Jr., and Co-Trustees and any other person with respect to any securities of FDVI, including but not limited to transfer or voting of any securities of FDVI, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over the securities of FDVI.

Messrs. Fisbeck, Fortune, Kingston, Wolcott, Jr. and Trustees are affirming in this filing their membership in a "group" within the meaning of Rule 13d-5(b)(1). Although Messrs. Fisbeck, Fortune, Kingston, Wolcott, Jr. and Trustees have taken ownership of the FDVI stock in their individual names (or in a trust capacity) and Messrs Kingston, Wolcott, Jr., and Trustees have exchanged their ownership in other corporations in consideration for the acquisition of their FDVI common stock. Messrs. Fisbeck, Fortune, Kingston, Wolcott Jr.'s and Trustee's may be considered to be acting together for the purpose of acquiring and holding the stock since Messrs. Fisbeck and Fortune previously signed Stock Purchase Agreements to initially acquire control of FDVI and Kingston's, Wolcott Jr.'s and Trustees' acquisition of shares were not in the ordinary course of business and may be deemed to have arisen in a transaction having the purpose or effect of influencing control of FDVI, under Rule 13d-5(b)(2)(ii).

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Norman G. Wolcott, Jr., individually, and Norman G. Wolcott, Jr. and Norman G. Wolcott, Sr., as Co-Trustees of the Norman G. Wolcott, Sr. and Lucile H. Wolcott Revocable Trust of 1995, are parties to an Option Agreement with Carter Fortune, and Fortune Diversified Industries, Inc. The Option Agreement is an exhibit to Registrant's Form 8-K filed July 17, 2003, and is incorporated herein by reference.

Prior to the transaction described herein, there were no material relationships between the Registrant and Norman G. Wolcott, Jr. and Norman G. Wolcott, Sr.

The foregoing description of certain provisions of the Agreements, copies of which are filed as exhibits hereto and incorporated herein by reference, are not intended to be complete and are qualified in their entirety by reference to the full text of such Agreements.

                                  EXHIBIT INDEX

Exhibit No.         Description
-----------         -----------

Exhibit A           Joint Filing Statement

Exhibit 5.1 (*)     Stock Exchange Agreement by and among Fortune
                    Diversified Industries, Inc.; Nor-Cote International,
                    Inc.; Norman G. Wolcott, Jr.; Norman G. Wolcott, Jr.
                    and Norman G. Wolcott, Sr., as Co-Trustees of the
                    Norman G. Wolcott, Sr. and Lucile H. Wolcott Revocable
                    Trust of 1995 and First Bankers Trust Company, as
                    Trustee under the Trust Agreement for the Nor-Cote
                    International, Inc. Employee Stock Ownership Plan Trust

Exhibit 5.2 (*)     Option Agreement by and among Norman G. Wolcott, Jr.,
                    individually, and Norman G. Wolcott, Jr. and Norman G.
                    Wolcott, Sr., as Co-Trustees of the Norman G. Wolcott,
                    Sr. and Lucile H. Wolcott Revocable Trust of 1995,
                    Carter Fortune, and Fortune Diversified Industries, Inc.

Exhibit 5.3 (*)     Executive Employment Agreement by and between Norman G.
                    Wolcott, Jr. and Nor-Cote International, Inc.

(*) (incorporated by reference from Registrant's Form 8-K filing of July 17,
2003).

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 25, 2003

/s/ John F. Fisbeck
----------------------------
John F. Fisbeck

/s/ Carter M. Fortune
----------------------------
Carter M. Fortune

/s/ Robert J. Kingston
----------------------------
Robert J. Kingston

/s/ Norman G. Wolcott, Jr.
----------------------------
Norman G. Wolcott, Jr.

/s/ Norman G. Wolcott, Jr., as Co-Trustee
----------------------------
Norman G. Wolcott, Jr., as Co-Trustee of the Norman G. Wolcott, Sr. and Lucile H. Wolcott Revocable Trust of 1995

                                    EXHIBIT A

                             Joint Filing Statement

We, the undersigned, hereby express our agreement that the attached Amendment No. 6 to Schedule 13D is filed on behalf of each of us.


/s/ John F. Fisbeck
----------------------------
John F. Fisbeck


/s/ Carter M. Fortune
----------------------------
Carter M. Fortune


/s/ Robert J. Kingston
----------------------------
Robert J. Kingston

/s/ Norman G. Wolcott, Jr.
----------------------------
Norman G. Wolcott, Jr.

/s/ Norman G. Wolcott, Jr., as Co-Trustee
----------------------------
Norman G. Wolcott, Jr., as Co-Trustee of the Norman G. Wolcott, Sr. and Lucile H. Wolcott Revocable Trust of 1995